Exhibit 99.2

Report of Voting Results

for Special Meeting of Shareholders

TORONTO, April 28, 2026 – Thomson Reuters Corporation (“Thomson Reuters”) today announced the voting results for a plan of arrangement to implement the company’s proposed return of capital and share consolidation transactions at its special meeting of shareholders held in-person today. The return of capital and share consolidation transactions are described in greater detail in the management proxy circular dated March 13, 2026. The votes were conducted by ballot.

1. Plan of Arrangement

The special resolution approving the plan of arrangement under Section 182 of the Business Corporations Act (Ontario) under which Thomson Reuters will (i) make a special cash distribution of US$605 million in the aggregate, and (ii) consolidate its outstanding common shares (or “reverse stock split”) on a basis that is proportional to the special cash distribution, all as more particularly described in the management proxy circular, was approved.

Votes For	% Votes For	Votes Against	% Votes Against
406,640,818	99.91%	355,631	0.09%